UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2007

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission file number: 000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Sales Acquisition, Inc.

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Roofing Supply, Inc.

One Lakeland Park Drive

Peabody, MA 01960

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
(MODIFIED CASH BASIS)

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants

Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2007 and 2006 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at September 30, 2007 and 2006, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 3.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
March 28, 2008

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

September 30, 2007 and 2006

	2007	2006
Assets:
Mutual funds	$66,326,663	$44,770,721
Common/collective trusts	9,713,895	7,277,102
Participant loans	2,265,223	1,786,020
Employer securities	487,521	554,526

Net assets available for benefits (at fair value)	78,793,302	54,388,369
Adjustment from fair value to contract value (Note 2)	173,722	132,475

Net assets available for benefits	$78,967,024	$54,520,844

See accompanying notes.

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

Years ended September 30, 2007 and 2006

Additions:	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,796,791	$3,151,898
Interest and dividends	3,301,900	1,679,498
	10,098,691	4,831,396
Contributions:
Employer	4,838,587	3,373,372
Participants	5,866,212	3,594,358
Transfers from affiliated plan	8,056,204	—
Rollovers	1,719,334	509,763
	20,480,337	7,477,493

Total additions	30,579,028	12,308,889

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	6,111,457	3,186,951
Transfers to affiliated plan	—	2,629
Loan fees paid by loan recipients	21,391	16,856
Total deductions	6,132,848	3,206,436

Net increase	24,446,180	9,102,453

Net assets available for benefits:
Beginning of year	54,520,844	45,418,391

End of year	$78,967,024	$54,520,844

See accompanying notes.

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

Year Ended September 30, 2007

Note 1 - Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information.  The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General - The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days with the Company and are age twenty-one (21) or older.  All employees covered by a collective bargaining agreement are excluded from participation.  All employees who are non-resident aliens are excluded from participation as well.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2006, participants of the 401(k) plan of an additional subsidiary of the Company, Shelter Distribution, Inc. (the “Shelter Plan”), became participants of the Plan. Shortly thereafter, total Shelter Plan assets of approximately $8.1 million were transferred into the Plan.

Contributions - Each year, participants may contribute up to one hundred percent (100%) of their pre-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (IRC) limitations ($15,500 for 2007).  Individuals who are age fifty (50) or older and who contribute the maximum federal limit are eligible to make an additional contribution called a “catch-up contribution”.  The allowed maximum catch-up contribution for 2007 was $5,000.  Participants may also contribute amounts representing rollover distributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan offers thirteen (13) mutual funds, one (1) common/collective trust fund, and the stock of the Company as investment options.  All Company contributions are determined at the discretion of the Company’s board of directors.  For the years ended September 30, 2007 and 2006, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on pre-tax eligible compensation.  Additional amounts associated with profit sharing were contributed in those years and may be contributed in the future at the discretion of the Company’s board of directors.  These discretionary profit-sharing contributions totaled $2,705,824 and $2,309,087 during the years ended September 30, 2007 and 2006, respectively. Contributions are subject to certain IRC limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contribution, b) Plan earnings, and c) Plan expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeitures under the plan may be used to reduce the Company’s contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service.  A participant is one hundred percent (100%) vested in both the discretionary and matching contributions after six (6) years of credited service (minimum 1,000 hours per Plan year).  The following represents the vesting schedules for both the discretionary profit-sharing and discretionary matching    Company contributions:

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2007

Note 1 - Description of Plan - Continued

Years of Service	Vested Percentage
Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance.  For the year ended September 30, 2007, the interest rates charged on participant loans ranged from 5.00% to 9.25%.  Principal and interest amounts are paid weekly through payroll deductions.  Participants are charged a fee when taking out a loan.  For the years ended September 30, 2007 and 2006, there were fees of $21,391 and $16,856 charged to loan recipients, respectively.

Payment of Benefits - On termination of service for any reason, a participant may receive a lump-sum amount equal to the participant’s vested interest in his or her account.

Forfeitures - Forfeitures of the non-vested portion of participant accounts may be used to reduce future Company discretionary and matching contributions.  Total forfeitures of $92,029 and $259,247 were used to offset Company contributions in the years ended September 30, 2007 and 2006, respectively. At September 30, 2007 and 2006, the balance in the forfeitures account totaled $225,742 and $90,034, respectively.

Plan Administrator/Record Keeper - American Funds Distribution, Inc. is the Plan Administrator and is responsible for the content and issuance of the Plan’s reports. FAS Core is the Record Keeper and Smith Barney is agent of record for the Plan.

Trustees - Capital Bank and Trust Co. is the Plan Trustee. Certain executives of the Company are responsible for the allocation of fiduciary responsibilities and the delegation of administrative duties, including the maintaining of the Plan’s records.

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2007

Note 2 - New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at September 30, 2007.

As required by the FSP, investments in common collective funds holding fully benefit-responsive investment contracts are reported at fair value in the Plan’s statements of net assets available for benefits (Note 3), with corresponding adjustments to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of September 30, 2006. Adoption of the FSP had no effect on the statements of changes in net assets available for benefits for the periods presented.

Note 3 - Summary of Significant Accounting Policies

Basis of Accounting - The Plan follows the modified cash basis of accounting, which is the cash basis of accounting except for investments, which are adjusted to fair value.

Use of Estimates - The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments - Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the fiscal year-end date.  Employer securities are valued at quoted market prices. Purchase and sales of securities are recorded on a trade-date basis.

Amounts invested in the INVESCO Stable Value Fund, a common collective trust fund, are in fully benefit-responsive investment contracts of insurance companies and banks.  The fair values of traditional investment contracts within that fund are determined using the discounted cash flow methodology.  Underlying assets of synthetic contracts within the fund are valued at quoted market prices or the net asset value of the underlying fund.  The wrapper is valued as the discounted difference between the fair value of the assets and the contract value of the investment contract.  In accordance with the FSP (Note 2), the fair value of the fund is adjusted to contract value based on the redemption value of the fund on the last business day of the Plan year.

Participant Loans - Participant loans are valued at cost, which approximates fair value. Interest assessed on loans is included in interest and dividends, while distributed loans are included in benefits paid to participants.

Administrative Expenses - Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on participant loans, which are allocated to the respective individual participants’ accounts.

Note 4 - Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets at September 30 were as follows:

	2007	2006

Mutual Funds:
American Funds Growth Fund of America	$15,719,492	$11,514,494
American Funds Income Fund of America	11,430,428	9,442,865
American Funds Fundamental Investors	10,451,464	6,021,574
American Funds EuroPacific Growth Fund	7,666,212	4,585,550
Columbia Acorn USA Fund	4,272,118	3,825,994
Legg Mason Partners Aggressive Growth Fund	3,953,322	3,791,176

Common Collective Trust:
INVESCO Stable Value Fund	9,713,895	7,277,102

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

Year Ended September 30, 2007

Note 4 - Investments - Continued

During the years ended September 30, 2007 and 2006, the Plan’s investments (including investments purchased and sold, as well as held during the years) appreciated (depreciated) in fair value as follows:

	Years Ended September 30,
	2007	2006

Mutual funds	$7,181,209	$3,149,666
Employer securities	(384,418)	2,232
	$6,796,791	$3,151,898

Note 5 - Related Party Transactions

The Company pays certain administrative expenses of the Plan.  Also, the Plan uses the Company’s personnel and facilities for its accounting and other activities at no cost to the Plan.  During the years ended September 30, 2007 and 2006, the Company paid $84,581 and $51,628, respectively, for Plan expenses.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become fully vested in their accounts.

Note 7 - Tax Status

The Plan Sponsor has chosen to rely on the current Internal Revenue Service (IRS) opinion letter issued on behalf of the non-standardized prototype plan, which the Plan Sponsor has adopted. The Plan Sponsor has determined, in accordance with IRS Revenue Procedures 2008-6 and 2005-16, that it is eligible to rely on the prototype opinion letter and, therefore, has not applied for a determination letter on the adoption of the Plan. The Plan Sponsor understands that this opinion letter does not cover some of the key requirements of the IRC covering tax qualified plans. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

Note 8 - Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 - Subsequent Event

Effective October 1, 2007, participants of the 401(k) plan of a new subsidiary of the Company, North Coast Commercial Roofing Systems, Inc. (the “North Coast Plan”), became participants of the Plan. Total North Coast Plan assets of approximately $14.4 million were transferred into the Plan on that date.

SUPPLEMENTAL INFORMATION

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

PLAN:  001

EIN:  36-4173366

Internal Revenue Service Form 5500, Schedule H, Part IV, Line 4(i) -

 Schedule of Assets (Held at End of Year)

September 30, 2007

(a)	(b)	(c)	(e)
	Identity of issue, borrower,		Current
	lessor or similar party	Description of investment	value

	Mutual Funds:
*	American Funds Growth Fund of America	419,298 Shares	$15,719,492
*	American Funds Income Fund of America	537,902 Shares	11,430,428
*	American Funds Fundamental Investors	229,804 Shares	10,451,464
*	American Funds EuroPacific Growth Fund	140,201 Shares	7,666,212
	Columbia Acorn USA Fund	144,182 Shares	4,272,118
	Legg Mason Partners Aggressive Growth Fund	32,851 Shares	3,953,322
*	American Funds Bond Fund of America	290,197 Shares	3,845,113
*	American Funds New Perspective Fund	82,319 Shares	3,031,822
*	American Funds Capital Income Builder	24,464 Shares	1,629,780
	Oppenheimer Small & Mid-Cap Value Fund	32,505 Shares	1,367,178
	Davis Opportunity Fund	46,141 Shares	1,337,176
*	American Funds American Balanced Fund	50,106 Shares	1,016,144
	Royce Micro-Cap Fund	32,035 Shares	606,414
			66,326,663

	Beacon Roofing Supply Inc. Employer Stock Fund: Employer securities	47,358 Shares	483,995
	Cash – pending purchases of employer securities		3,526
			487,521
	Common Collective Trust:
	INVESCO Stable Value Fund	9,887,617 Units	9,713,895

*	Participant loans	Interest rates ranging from 5.00% to 9.25%	2,265,223

			$78,793,302

* Party-in-interest as defined by ERISA.

Note: Cost information has not been included because all investments are participant-directed.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit No.
23	Consent of Ernst & Young LLP

SIGNATURE

The Plan.   Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: March 28, 2008		/s/ David R. Grace
	By:	David R. Grace
Senior Vice President and
Chief Financial Officer